AMENDING AGREEMENT
THIS AMENDING AGREEMENT made effective as of the 12 day of March, 2014.
BETWEEN:
ONCOYLYTICS BIOTECH INC.,
("ONCOLYTICS")
- and -
MATTHEW C. COFFEY,
(the "Employee")
WHEREAS the Employee is an officer of Oncolytics whose terms of employment are set forth in the Executive Employment Agreement ("Employment Agreement") dated effective January 1, 2013;
AND WHEREAS Oncolytics and the Employee wish to amend the Employment Agreement;
NOW THEREFORE in consideration of the mutual covenants contained in this Amending Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:

1	Interpretation
This Amending Agreement is supplemental to and shall form one agreement with the Employment Agreement, and the Employment Agreement and this Amending Agreement shall be read together and have effect so far as practicable as though all the provisions thereof and hereof were contained in one instrument. In this Amending Agreement, including the recitals hereto, unless there is something within the subject matter or context inconsistent therewith, expressions herein, unless otherwise defined herein, have the same meanings as the corresponding expressions defined in the Employment Agreement.

2	Amendment to the Employment Agreement
The Employment Agreement is amended to add the following as a new Section 3.1:
"Section 3.1 - Sale Transaction Bonus"
(1)    Upon the completion of any Sale Transaction (as defined below) which is publicly announced during the term of this Agreement in which the Transaction Price (as defined below) is greater than $CDN7.50 per share, the Employee shall be entitled to receive a cash payment ("Sale Transaction Bonus") in an amount calculated as the sum of:

(a)	for a Transaction Price of $7.51 to $10.00, the Transaction Price minus $7.50, multiplied by 0.0035;

(b)	plus for a Transaction Price of $10.01 to $15.00, the Transaction Price minus $10.00, multiplied by 0.00525;

(c)	plus for a Transaction Price of $15.01 to $20.00, the Transaction Price minus $15.00, multiplied by 0.007;

(d)	plus for a Transaction Price of $20.01 and higher, the Transaction Price minus $20.00, multiplied by 0.00875 multiplied by the Outstanding Share Amount.
(2)    For the purposes of Section 3.1(1), the following defined terms shall have the meanings indicated:

(a)
"Outstanding Share Amount" means (a) in respect of a transaction referred to in (i) of the definition of Sale Transaction, the number of common shares of Oncolytics sold by shareholders of Oncolytics pursuant to such transaction; and (b) in respect of a transaction referred to in (ii) and (iii) of the definition of Sale Transaction, the aggregate number of issued and outstanding common shares of Oncolytics as at the date of completion of such transaction;

(b)	"Sale Transaction" means:

(i)
the sale by holders of common shares of Oncolytics of not less than fifty percent (50%) of the outstanding common shares of Oncolytics for cash or securities of another entity, provided Oncolytics has entered into an agreement with such entity or its affiliate to support the completion of such transaction;

(ii)	a merger, amalgamation, arrangement or other similar transaction involving Oncolytics where the holders of common shares receive cash or securities of another entity; or

(iii)	the sale of all or substantially all of Oncolytics's assets followed by a liquidating distribution to the holders of common shares of cash or securities of another entity, provided, however, that notwithstanding the foregoing, a Sale Transaction shall be deemed not to have occurred merely by reason of an acquisition of Oncolytics's securities by, or any consolidation, merger or exchange of securities with, any entity that, immediately prior to such acquisition, consolidation, merger or exchange of securities was an affiliate of Oncolytics (within the meaning of the Securities Act (Alberta), and for greater certainty a Sale Transaction shall be deemed not to include an internal re-organization of Oncolytics; and

(c)
"Transaction Price" means, in respect of a transaction referred to in (i) or (ii) of the definition of Sale Transaction, the amount per common share received by shareholders of Oncolytics pursuant to such transaction which, in the case of a transaction in which securities of another entity form part of the consideration for paid for the common shares of Oncolytics pursuant to such transaction, the amount deemed to be received by shareholders per common share in respect of each such security shall be the "fair market value" of the security, as determined by the Board; and (b) in respect of a transaction referred to in (iii) of the definition of Sale Transaction, the gross proceeds received by Oncolytics pursuant to such transaction, divided by the Outstanding Share Amount.

3	Confirmation
The parties hereto hereby acknowledge and confirm that, except as specifically amended by the provisions of this Amending Agreement, all of the terms and conditions contained in the Employment Agreement are and shall remain in full force and effect, unamended, in accordance with the provisions thereof.

4	Miscellaneous

(a)	This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta. The parties hereby submit to the jurisdiction of the Courts of Alberta.

(b)
The parties shall with reasonable diligence take all action, do all things, attend or cause their representatives to attend all meetings and execute all further documents, agreements and assurances as may be required from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the date and year first above written.

ONCOLYTICS BIOTECH INC.
Per:	/s/ Matt Coffey

Per:	/s/ Kirk Look

/s/ Sinead Boyle	/s/ Matthew Coffey
Witness	MATTHEW C. COFFEY